Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Sierra Metals Inc. (the “Company”)

79 Wellington Street West, Suite 2100

Toronto, Ontario

M5K 1H1

ITEM 2	Date of Material Change

May 22, 2018

ITEM 3	News Release

A news release with respect to the material change referred to in this report was issued through the facilities of CISION on May 22, 2018 (the “News Release”) and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

ITEM 4	Summary of Material Change

On May 22, 2018, the Company announced that it had updated its Mineral Reserve and Resource Estimate at its Bolivar Mine, located in Chihuahua State, Mexico.

ITEM 5	Full Description of Material Change

ITEM 5.1	Full Description of Material Change

SIERRA METALS INCREASES MINERAL RESERVE ESTIMATE BY 83% FOR ITS BOLIVAR MINE, MEXICO

•	Total Probable Mineral Reserves for Bolivar are 7,925,000 tonnes averaging 19 g/t silver, 0.86% copper and 0.25 g/t gold, 1.14% CuEq** representing an 83% increase to the previous Probable Mineral Reserve Estimate.

•	Total Indicated Mineral Resources for Bolivar are 13,267,000 tonnes averaging 22.5 g/t silver, 1.04% copper and 0.29 g/t gold, 1.37% CuEq** representing a 42% increase to the previous Indicated Mineral Resource Estimate.

•	Total Inferred Mineral Resources for Bolivar are 8,012,000 tonnes averaging 22 g/t silver, 0.96% copper and 0.30 g/t gold, 1.35% CuEq** representing an 11.5% decrease to the previous Inferred Mineral Resource Estimate.

•	The updated Resource and Reserve Estimate varies from the February 2017 Technical Report due to a variety of factors, including: a 24% increase in Cu price assumptions*, notable increases in metallurgical recovery assumptions*, an increase in the Net Smelter Return (NSR) cut off grades resulting in higher value material, change in commodity prices* and depletion by production since the Report was completed.

•	The updated Resource and Reserve Estimate has incorporated new exploration drilling, sampling, and face mapping information into the geologic interpretation and grade estimations providing more refined resource models.

*        Metal price assumptions considered for the calculation of unit values are: Copper (Cu): US$/lb 3.00, Silver (Ag): US$/oz 18.25, and Gold (Au): US$/oz 1,291.00. Metallurgical recovery assumptions are based on actual plant data for 2017-2018 and are 78% Ag, 83% Cu, and 64% Au.

**      CuEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Au*Au$*Aurec)) / (Cu$*Curec).

The updated Mineral Reserve and Resource Estimate disclosed herein is the result of drilling programs completed between October 2016 and October 2017, totaling 28,972 meters, as well as production data of October 2017. Subsequent to the cut-off date of October 2017 the updated Reserve and Resource statement does not include approximately 22,000 meters of drilling with an aim to further expand the resources and reserves at the Bolivar mine. This information will be included in an updated Press Release to be issued shortly.

A Technical Report prepared by SRK Consulting (U.S.) Inc. in accordance with NI 43-101 standards of disclosure has been completed and will be filed on SEDAR within 45 days of the News Release.

The incorporation of new exploration drilling, updated consensus commodity price assumptions, sampling, face mapping information into the geologic interpretations, and grade estimations which have resulted in a further refinement of the ore body. As commodity prices improve, certain areas which have been excluded because of lower metal prices could be included in future reserve and resource updates. It is Management’s view that the resulting Reserve and Resource Estimate reflects the ongoing efforts by the Company to achieve good value from the Bolivar asset while focusing on quality over quantity, given the current operating and metal price environment.

Mineral Reserve and Resource Estimate

Mineral Reserve Estimations have been conducted or reviewed by the following Qualified Persons:

•	Enrique Rubio, Ph.D. of REDCO Mining Consultants (Chile); Datamine Studio 5DP™ and Enhanced Production Scheduler (EPS)™ software.

•	Shannon L. Rhéaume, P.Eng. of SRK Consulting (Canada) Inc.; Datamine Studio 5DP™ and Enhanced Production Scheduler (EPS)™ software.

Mineral Resource Estimations have been reviewed by Giovanny Ortiz, FAusIMM CP an associate of SRK Consulting (U.S.) Inc. and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The estimations were carried out using Datamine Studio RM™ and Leapfrog Geo™ software.

This release features mineral reserves and resources reported from models developed and estimated by SRK using criteria determined by Dia Bras and SRK to be reasonable for reporting of these resources and reserves.

Geology models were developed by Sierra Metals and reviewed by SRK. In all, there are seventeen individual mineralized bodies identified through drilling and mine development. These were used as hard boundaries for the purposes of the statistical data analysis and estimation. Although the majority of the estimated resource is supported by drilling, limited channel samples support the estimation. Samples have been composited and outliers have been capped prior to estimation. Rotated block models were created by SRK and have been estimated using ordinary kriging. The mineral resources have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines.

The procedures and methods supporting the mineral reserve estimation have been developed in conjunction with Dia Bras mine planning personnel. The reserve estimations presented herein have been conducted by REDCO Mining Consultants (Chile) using supporting data generated by the site. Mineral Reserves estimated by the independent consultants are categorized in a manner consistent with industry best practice. Each mining area was evaluated using reasonable mining block shapes based on the mining method applicable to the zone. Data and information supporting the mining recovery, mining dilution, metallurgical recoveries, consensus commodity pricing, and treatment and refining charges have been provided by Dia Bras and reviewed by SRK. These factors are used to calculate unit values for Net Smelter Return (NSR) for the blocks in the resource models. Historic and expected direct and indirect mining, processing and general and administrative costs were provided by Sierra Metals. To be considered economic, the NSR value of the mining block must be greater than the economic cut-off. Blocks below the economic cut-off but above the marginal cut-off are, in some cases, included in the reserve where they are in between or immediately adjacent to an economic block and it is reasonable to expect that no significant additional development would be required to extract the marginal block. Isolated blocks, defined as blocks with no defined access or blocks that do not pay for the required development, have been excluded. Mined out areas were provided by Sierra Metals personnel and represent development and production up to October 31, 2017.

SRK is of the opinion that the reserve and resource estimations are suitable for public reporting and are a fair representation of the mill feed tonnes, grade, and metal for the Bolivar deposit.

The consolidated mineral reserve statement for the Bolivar Mine area is presented in Table 1. The effective date for the reserves estimated herein is October 31, 2017. SRK has prepared an NI 43-101 Technical Report which supports this disclosure.

Table 1: Consolidated Bolivar Mineral Reserve Estimate as of October 31, 2017 – SRK Consulting (U.S.), Inc.

Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (Koz)	Au (Koz)	Cu (t)
Proven
Probable	7,925	18.9	0.25	0.86	4,823	63	67,925
P+P	7,925	18.9	0.25	0.86	4,823	63	67,925

(1)	All figures rounded to reflect the relative accuracy of the estimates. Totals may not sum due to rounding.

(2)	Ore reserves are reported at unit value cut-offs based on metal price assumptions*, metallurgical recovery assumptions**, mining costs, processing costs, general and administrative (G&A) costs, and treatment and refining charges.

* Metal price assumptions considered are: Copper (Cu): US$/lb 3.00, Silver (Ag): US$/oz 18.25, and Gold (Au): US$/oz 1,291.00.

** Metallurgical recovery assumptions are 83% Cu, 78% Ag, and 64% Au.

(3)	The mining costs are based on historical actual costs.

(4)	The NSR cut-off values are variable by proposed mining method.

•	The economic NSR cut-off value is:

o	US$30.80 = Room and Pillar; and

o	US$33.10 = Longhole Stoping.

•	The marginal NSR cut-off value is:

o	US$26.50 = Room and Pillar; and

o	US$28.70 = Longhole Stoping.

(5)	Mining recovery and dilution have been applied and are variable by mining area and proposed mining method.

The October 31, 2017, consolidated mineral resource statement for the Bolivar Mine area is presented in Table 2. These resources have been stated in unmined areas of the deposits. Potential resources within surveyed pillar shapes in the existing mined out areas are not reported. SRK has prepared an NI 43-101 Technical Report which supports this disclosure.

Table 2: Consolidated Bolivar Mineral Resource Estimate as of October 31, 2017 – SRK Consulting (U.S.), Inc.

Category	Tonnes (000's)	Ag (g/t)	Au (g/t)	Cu (%)	Ag (Koz)	Au (Koz)	Cu (t)
Indicated	13,267	22.5	0.29	1.04	9,616	124	137,537
Inferred	8,012	22.4	0.42	0.96	5,779	109	76,774

(1)	Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Copper, gold, and silver assays were capped where appropriate.

(2)	Mineral resources are reported at variable metal value cut-off grades based on metal price assumptions*, metallurgical recovery assumptions**, mining/transport costs (US$17.95/t), processing costs (US$8.33/t), and general and administrative costs (US$2.41/t).

(3)	The metal value cut-off grade for the Bolivar Mine is US$29 No mineral resources are not reported for remaining pillars.

* Metal price assumptions considered for the calculation of metal value are: Copper (Cu): US$/lb 3.00, Silver (Ag): US$/oz 18.25, and Gold (Au): US$/oz 1,291.00.

** Metallurgical recovery assumptions are 83% Cu, 78% Ag, and 64% Au.

Quality Control

All technical data has been reviewed and approved by:

Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

ITEM 5.2	Disclosure of Restructuring Transaction

Not applicable.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

Not applicable.

ITEM 8	Executive Officer

For additional information with respect to the material change referred to herein, the following person may be contacted:

Ed Guimarares

Chief Financial Officer

Sierra Metals Inc.

+1(416) 366-7777

ITEM 9	Date of Report

This material change report is dated as of the 1st day of June 2018.